EXHIBIT 99.1

News Release

For Immediate Release	Date: August 3, 2026
26-18-TR

Teck Announces Commencement of Consent Solicitation

New York, N.Y. August 3, 2026 – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (the “Company”) announced today the commencement of consent solicitations (each, a “Consent Solicitation” and, together, the “Consent Solicitations”) relating to its outstanding U.S. $142,236,000 aggregate principal amount of 3.900% notes due July 15, 2030 (the “2030 Notes”), its outstanding U.S. $179,456,000 aggregate principal amount of 6.125% notes due October 1, 2035 (the “2035 Notes”), its outstanding U.S. $189,908,000 aggregate principal amount of 6.000% notes due August 15, 2040 (the “2040 Notes”), its outstanding U.S. $242,528,000 aggregate principal amount of 6.250% notes due July 15, 2041 (the “2041 Notes”), its outstanding U.S. $166,862,000 aggregate principal amount of 5.200% notes due March 1, 2042 (the “2042 Notes”), and its outstanding U.S. $107,958,000 aggregate principal amount of 5.400% notes due February 1, 2043 (the “2043 Notes” and, together with the 2030 Notes, the 2035 Notes, the 2040 Notes, the 2041 Notes and the 2042 Notes, the “Affected Notes” and, together with any other notes issued from time to time under each relevant indenture, the “Notes”).

As previously announced, on September 9, 2025, the Company and Anglo American plc (“Anglo American”, and following consummation of the Merger, “Anglo Teck”) entered into an Arrangement Agreement (the “Arrangement Agreement”), which provides for, among other things, the combination of the Company and Anglo American in a merger of equals by way of a plan of arrangement under the Canada Business Corporations Act (the “Merger”), with the Company continuing as a wholly owned subsidiary of Anglo Teck. Subject to the terms of the Arrangement Agreement, the receipt of necessary competition and regulatory approvals and satisfaction of other customary conditions precedent, the Merger is currently expected to be completed within the originally announced timeline of between September 2026 and March 2027 (12 to 18 months following the announcement of the Merger). The completion of the Merger is not a condition to the effectiveness of the Consents (as defined below) delivered by Holders (as defined below), the payment of the Consent Fee (as defined below) in respect of the Consent Solicitations is not conditioned upon completion of the Merger, and the Consent Solicitations are not a condition to the completion of the Merger.

The Consent Solicitation relating to each series of Affected Notes will expire at 5:00 p.m., New York City time, on August 11, 2026, unless terminated or extended by the Company (with respect to each series, the “Expiration Date”). The Consent Solicitation relating to each series of Affected Notes is conditioned on the receipt of consents (“Consents”) from holders of record (“Holders”) of such series as of 5:00 p.m., New York City time, on July 31, 2026 (the “Record Date”) of at least a majority in principal amount of that series of outstanding Affected Notes. The Consent Solicitations are also subject to certain other customary conditions, each of which may be waived by the Company at any time.

Subject to the satisfaction or waiver of all conditions to the applicable Consent Solicitation, the Company will, on the second business day after the applicable Expiration Date, cause to be paid to each Holder of a series of Affected Notes who has delivered (and not revoked) a valid Consent in favour of the proposed amendments in respect of such series of Affected Notes (the “Amendments”) a cash payment (the “Consent Fee”) of U.S. $1.00 for each U.S. $1,000 principal amount of that series of Affected Notes in respect of which such Consent has been delivered, subject to applicable withholding, if any.

The Amendments are proposed changes to certain of the covenants and events of default in the Affected Notes to align them in substance with the equivalent in Anglo American's debt indenture and certain other changes. If the Amendments in respect of a series of Affected Notes are approved, Anglo Teck may elect to provide a full and unconditional guarantee (the “Guarantee”) of the Company’s payment obligations with respect to such series of Affected Notes (which would not be expected to occur, if at all, prior to the consummation of the Merger). However, even if the Merger is completed, Anglo Teck has no obligation to provide any guarantee, and there can be no assurance that Anglo Teck will do so. If Anglo Teck provides the Guarantee with respect to a series of Affected Notes, Anglo Teck will provide copies of the periodic and current reports filed by it under the disclosure guidance and transparency rules (the “UK DTR”) of the United Kingdom Financial Conduct Authority, or the reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as the case may be, in lieu of the Company’s existing periodic and current reporting under the rules and regulations of the SEC and continuous disclosure obligations under applicable Canadian securities laws, which reporting obligations will not apply during any period in which the Guarantee is in force. The Amendments, even if they are approved and become effective, would only become of practical application if Anglo Teck provides the Guarantee.

The Consent Solicitations may be amended, extended, abandoned or terminated at the option of the Company. For a complete statement of the terms and conditions of the Consent Solicitations, Holders of Affected Notes should refer to the Consent Solicitation Statement, dated as of August 3, 2026 (the “Consent Solicitation Statement”), which is being sent to Holders of each series of Affected Notes as of the Record Date.

The Solicitation Agents in connection with the Consent Solicitations are Barclays Capital Inc., BofA Securities, Inc., and TD Securities (USA) LLC. Questions regarding the Consent Solicitations may be directed to:

Barclays Capital Inc. 745 Seventh Avenue, 5th Floor New York, New York 10019 Attn: Liability Management Group Collect: +1 (212) 528-7581 Toll-Free: +1 (800) 438-3242 Email: us.lm@barclays.com

BofA Securities, Inc.

620 S. Tryon Street, 20th Floor

Charlotte, North Carolina 28255

Attn: Liability Management Group

Collect: +1 (980) 387-3907

Toll-Free: +1 (888) 292-0070

United Kingdom: +44 20 7996 5420

Email: debt_advisory@bofa.com

TD Securities (USA) LLC 1 Vanderbilt Avenue, 11th Floor New York, New York 10017 Attn: Liability Management Group Toll-Free: (866) 584-2096 Collect: (212) 827-2842 Email: LM@tdsecurities.com

Global Bondholder Services Corporation is serving as Information Agent and Tabulation Agent in connection with the Consent Solicitations. Requests for assistance in delivering Consents or for additional copies of the Consent Solicitation Statement should be directed to the Information Agent at +1 (866) 807-2200 (toll-free) or +1 (212) 430-3774 (banks and brokers).

This announcement is for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any Affected Notes or any other securities of the Company or Anglo American, or a solicitation of Consents with respect to the Affected Notes. The Consent Solicitations are being made solely by the Consent Solicitation Statement and are subject to the terms and conditions stated therein. The Company reserves the right to modify the Consent Solicitation Statement or to terminate any of the Consent Solicitations at any time.

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Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include, but are not limited to: statements regarding the terms and timing for completion of the Consent Solicitations, including the Expiration Date and settlement dates thereof; the adoption of the proposed amendments to the indentures governing the Affected Notes; the satisfaction or waiver of certain conditions of the Consent Solicitations; the expected timing and completion of the Merger; the possibility that Anglo Teck may provide the Guarantee; and the reporting obligations that would apply if the Guarantee is provided.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to: conditions in financial markets; investor response to the Consent Solicitations; whether the requisite Consents are obtained; whether the Merger is completed; whether Anglo Teck provides the Guarantee; and other risk factors as detailed from time to time in the Company’s reports filed with Canadian securities administrators and the SEC.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of this news release and, except as required by law, the Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. Teck is focused on creating value by advancing responsible growth and maintaining resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and on the New York Stock Exchange under the symbol TECK.

Investor Contact:
Edwin Shadeo
Acting Vice President, Investor Relations
604.699.4531
edwin.shadeo@teck.com

Media Contact:
Dale Steeves
Director, External Communications
236.987.7405
dale.steeves@teck.com

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